HUNTON & WILLIAMS LLP
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	TEL	804 • 788 • 8200
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ALLEN C. GOOLSBY
DIRECT DIAL: 804-788-8289
EMAIL: agoolsby@hunton.com
April 28, 2005
FILE NO: 22292.504

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510
Attention:	Mr. Michael K. Pressman, Special Counsel
Office of Mergers and Acquisitions,
Division of Corporation Finance

Noland Company

Schedule 14D-9 filed April 13, 2005

File No. 005-10806

Dear Mr. Pressman:

As counsel to Noland Company, a Virginia corporation (the “Company”), I am transmitting herewith the Company’s responses to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission contained in its letter, dated April 26, 2005, addressed to me, with respect to the above-referenced filing.

Set forth below are the responses of the Company to the comments of the Staff. For ease of reference, each Staff comment has been reproduced in its entirety in italics, numbered to correspond with the paragraph numbers assigned in the Staff’s letter, and is followed by the corresponding response of the Company.

Schedule 14D-9

1. Your document tagged as Schedule 14D-9 filed on April 13, 2005, appears to be incorrectly tagged on EDGAR. We believe the filing, a written communication relating to a third party tender offer, should be tagged as a Schedule 14D-9-C. Please contact our office of EDGAR filer support and request a header tag change.

Securities and Exchange Commission

April 28, 2005

Response

On April 27, 2005, we contacted your office of EDGAR filer support by phone and by facsimile and requested a header tag change from “Schedule 14D-9” to “Schedule 14D-9-C” with respect to the Schedule 14D-9 filed by the Company on April 13, 2005.

Exhibit 99.1

2. We remind you and your counsel that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that Noland will references to the safe harbor provisions of the Reform Act in future filings.

Response

The Company confirms that it will not reference the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in future filings made in connection with the tender offer.

Closing Comments

As requested by the Staff, attached to this letter as Exhibit A is a statement from the Company, in writing, acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 28, 2005

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-8289.

Very truly yours,

/s/ Allen C. Goolsby
Allen C. Goolsby

cc:	Mr. Lloyd U. Noland, III
Benjamin A. Williams, III

Exhibit A

Acknowledgement of Noland Company

April 28, 2005

As requested by the staff (the “Staff”) of the Office of Mergers and Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 26, 2005, addressed to Allen C. Goolsby, Esq., of Hunton & Williams LLP, the undersigned, Arthur P. Henderson, Jr., Vice President—Finance, of Noland Company, a Virginia corporation (the “Company”), hereby acknowledges on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOLAND COMPANY

By:	/s/ Arthur P. Henderson, Jr.
Arthur P. Henderson, Jr.
Vice President—Finance